Exhibit 4.8

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Galaxy Next Generation, Inc. (the “Company,” “we,” “us,” and “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is our common stock, par value $0.0001 per share (the “Common Stock”). The Common Stock is registered under Section 12(g) of the Exchange Act.

General

The following is a description of the material terms of our Common Stock.  This is a summary only and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to our most recent Annual Report on Form 10-K.  We encourage you to read our Articles of Incorporation, our Bylaws, and the applicable provisions of Nevada Revised Statute (the “NRS”), for additional information.

Description of Common Stock

Authorized, Issued and Outstanding Shares of Common Stock

We currently have 200,000,000 shares of Common Stock authorized. The amount of authorized shares was changed from 20,000,000 to 200,000,000 on August 31, 2022.

Voting Rights

The holders of Common Stock have the unlimited right to vote for the election of directors and on all other matters requiring stockholder action, each share being entitled to one vote.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of Common Stock are entitled to receive dividends, if any, as may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Company legally available for the payment of dividends

Liquidation Rights

Upon the voluntary or involuntary liquidation, dissolution or winding-up of the Company the net assets of the Company available for distribution shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interests.

Other Rights and Preferences

The holders of the Common Stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that is currently outstanding and that we may designate and issue in the future.

Fully Paid and Nonassessable

All the outstanding shares of Common Stock are fully paid and non-assessable.

Number of Directors

The number of directors of the Company may be increased or decreased in the manner provided in the Bylaws of the Company; provided, that the number of directors shall never be less than one.  In the interim between elections of directors by stockholders entitled to vote, all vacancies, including vacancies caused by an increase in the number of directors and including vacancies resulting from the removal of directors by the stockholders entitled to vote which are not filled by said stockholders, may be filled by the remaining directors, though less than a quorum.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Madison Stock Transfer Inc.  Its address is 2500 Coney Island Ave, Brooklyn, New York 11223, and its telephone number is (718) 627-4453.

OTCQB Listing

The Common Stock is traded on the OTCQB under the symbol “GAXY.”

Anti-Takeover Effects of Certain Provisions of our Articles of Incorporation and Bylaws

Our Articles of Incorporation and Bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of the Company or changing our board of directors and management. According to the Articles of Incorporation and Bylaws, the holders of the Common Stock do not have cumulative voting rights in the election of our directors. The lack of cumulative voting makes it more difficult for other stockholders to replace our board of directors or for a third party to obtain control of our Company by replacing its board of directors.

Authorized but Unissued Shares

Our authorized but unissued shares of Common Stock will be available for future issuance without stockholder approval. We may use additional shares of Common Stock for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of Common Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Anti-Takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the NRS generally prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, and extends beyond the expiration of the two-year period, unless:

• the combination was approved by the board of directors prior to the person becoming an interested stockholder or the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder or the combination is later approved by a majority of the voting power held by disinterested stockholders; or

• if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of Common Stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.